EXHIBIT 4.1

U.S. ENERGY INITIATIVES CORPORATION

2007 STOCK INCENTIVE PLAN - B

ARTICLE I.

PURPOSE AND ADOPTION OF THE PLAN

1.1.           Purpose. The purpose of the U.S. Energy Initiatives Corporation 2007 Stock Incentive Plan - B (hereinafter referred to as the “Plan”) is to assist in attracting, retaining and compensating highly competent consultants and to act as an incentive in motivating selected consultants of U.S. Energy Initiatives Corporation to achieve long-term corporate objectives, as well as to reduce debts of the Company through the issuance of Common Stock rather than the payment of cash.

1.2. Adoption and Term. The Plan has  been approved  by the  Board of  Directors  (hereinafter  referred  to as  the “Board”)  of  U.S.  Energy Initiatives Corporation (hereinafter referred to as the “Company”), effective as of December 19, 2007.  The Plan shall remain in effect until terminated by action of the Board.

ARTICLE II.

SHARES

2.1. Number of Shares Issuable. The total  number  of  shares initially  authorized  to  be  issued under the Plan shall be 10,000,000 shares of common stock of the Company, par value $0.001 per share (“Common Stock”).

ARTICLE III.

PARTICIPATION

3.1. Eligible Participants. Participants in the Plan shall be such key consultants of the Company as the Board, in its sole discretion, may designate from time to time. The Board's issuance of Common Stock to a participant in any year shall not require the Board to designate such person to receive Common Stock in any other year. The Board shall consider such factors as it deems pertinent in selecting participants and in determining the amount of Common Stock to be issued.